40 South Fullerton Avenue Montclair, NJ 07042 973-509-8800 www.tricri.org

PROXY MEMORANDUM

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: The Southern Company

Name of persons relying on exemption:  Sisters of St. Dominic of Caldwell, NJ and 8 co-filers: Adrian Dominican Sisters, American Baptist Home Mission Society, Benedictine Sisters of Virginia, Everence Financial,  Sierra Club Funds,  Mercy Investment Services, Trinity Health, Vermont Pension Investment Committee.

Address of persons relying on exemption: C/O Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Dominic of Caldwell, NJ and 8 co-filers urge you to vote FOR Item #6 at The Southern Company Annual Meeting on May 24, 2017.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to The Southern Company Report on Strategy for
International Energy Agency 2°C Scenario

1.	Summary of Resolution

The resolution asks The Southern Company (“Southern”) to publish a report outlining its business plan for aligning its operations with the IEA 2˚C scenario. The framework established by the Paris Climate Agreement and IEA 2˚C scenario will likely involve significant shifts to lower carbon electricity generation to achieve the needed emissions reductions.  Given the long-term planning horizons in the utility sector, the Proponents

1 request that Southern disclose its business plan for achieving a competitive return on capital and addressing the opportunities of transitioning to a low-carbon economy while providing safe, reliable, and affordable energy. The requested report would include goals for reducing emissions, plans to integrate technological, regulatory, and business model innovations; and alignment of incentives, research and development, and public policy positions with this strategy.

RESOLVED:  Shareholders request that Southern Company commit by November 30, 2017 to issue a report at reasonable cost and omitting proprietary information, on Southern’s strategy for aligning business operations with the IEA 2˚C scenario, while maintaining the provision of safe, affordable, reliable energy.

Summary of Arguments
As investors with a long-term perspective, Proponents seek disclosure from their portfolio companies on the steps taken to mitigate the systemic risks from climate change, which will affect value across the whole portfolio. In this context, the Task Force on Climate-related Financial Disclosures has recommended that companies provide investors with 2°C scenarios, and has named the International Energy Agency (IEA) 2°C as a key metric. In order to operate within the IEA 2°C scenario, Southern Company will need to work backwards from a goal of 90% clean energy in 2050, and consider how, with uncertainty around technology, new entrants and new business practices, it can set a path to this goal which ensures that return on invested capital (ROIC) exceeds weighted average cost of capital (WACC). Southern’s current strategy of working forwards incrementally does not give investors comfort that this can or will be achieved. Southern’s Opposition Statement to the resolution implies that it already has a wealth of relevant information. As investors we request that this information be deployed to show how the company will meet the above challenge.

1.	Southern faces regulatory and financial risk from climate change and the low-carbon transition.

As the second largest greenhouse gas (GHG) emitter in United States,2 climate change poses significant financial and business risks for Southern. In 2015, Southern generated 46% of its power from natural gas, 33% from coal, 16% from nuclear generation, 2% from hydro and 3% other renewables.3 The  Company’s 10K indicates that “the mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units;”4 notably lacking consideration of climate change.

As public policy is put in place to limit the increase in global average temperatures to 2˚C, the IEA anticipates that a 90% reduction of GHG emissions by 2050 will be needed from the utility sector.5  This will entail significant shifts from current generation and may impact not only consumer demand for Southern Company’s product, but also investor desire: many of Southern’s largest and most traditional investors now recognize climate as a key risk factor. The Paris Climate Agreement set a clear long-term trajectory for managing climate risk, and steps to meet these goals must begin immediately. Southern Company noted in its 10K filing that although the exact impact is unknown, “Costs associated with [the Paris Climate Agreement, CO2 regulations including the Clean Power Plan] could be significant to the utility industry and the Southern Company system.”6 While there may currently be regulatory uncertainty related to the Clean Power Plan or even steps taken to reduce regulation, if companies make investments that are inconsistent with the goals of the Paris Agreement, this places them at risk because the company’s long-term capital investment will eventually be subject to GHG regulation, given the possibility that politics may change in 2018 or 2020.  It is therefore essential to plan for and demonstrate how Southern’s business model is consistent with the efforts that are underway to reduce global average temperature increase to below 2˚C. It is worth stressing that if public utility commissioners and regulators that oversee Southern’s regulated entities fail to take action to consider climate risk, this further exposes Southern Company and its investors to financial and reputational risks, not least because of the latest developments to make investors take a share of accountability for the actions of their investee companies.7

In addition to the regulatory factors, market forces and technological advances have led to low-carbon technologies such as wind, solar, and energy storage becoming more affordable and competitive with coal- and gas-fired generation.8

2.	Disclosure on Southern’s plan for aligning with the 2˚C scenario is useful and consistent with evolving investor expectations.

The Task Force on Climate-related Disclosures (TCFD), an initiative of the Financial Stability Board (FSB), developed a set of four key recommendations and associated guidance on how companies should disclose climate-related risks in a more efficient and effective way, noting the physical, liability, and transition risks posed by climate change. Their recommendations include production of a 2°C scenario analysis because this is a useful tool “for understanding strategic implications of climate-related risks and opportunities and for informing stakeholders about how the organization is positioning itself in light of these risks and opportunities.”9 Scenarios allow for the review of different future options that might result from societal or other changes such as major events, shocks, technology breakthroughs, political upsets, or social change.

The TCFD highlights the strong benefits of using scenario analysis for climate in that it can allow organizations to identify options for managing the identified risks and opportunities through adjustments to strategic and financial plans. Proponents believe 2°C scenario analysis and business plans are particularly important given the long investment time horizons of infrastructure in electric utilities, especially because this would give Southern Company adequate time to mitigate risks and adjust strategies to align with carbon regulations and changes in technology. In the past year shareholder resolutions asking for a 2°C scenario analysis at electric utilities rose from two to nine, signaling the growing investor push for meaningful climate risk reporting.10

The requested disclosure is consistent with recent TCFD recommendations to disclose potential pathways to GHG emissions reduction through strategic business model innovations in alignment with the IEA 2°C scenario. This disclosure would be useful because it will help improve resiliency of Southern’s fleet, outline Southern’s strategy for mitigating short- and long-term climate-related risks and opportunities that have a material financial impact on the company, inform strategic planning aligned with 2˚C, and help it to be better positioned for a low-carbon future.

Another important factor highlighting the relevance of this kind of disclosure is the fact that Moody’s recently announced that it will consider a scenario consistent with the Paris Agreement and limiting warming to 2˚C in its credit analysis to assess GHG emission regulation risks.11 While changes may be made at a slower pace due to regulatory uncertainty, or faster pace due to the ratchet mechanism agreed in the Paris Agreement, Moody’s will use the 2˚C scenario as its central case. It states that improved climate change risk disclosures would enhance the ability to assess creditworthiness, and the potential impact of regulations to reduce environmental risk.

Southern should not only perform and disclose such scenario analysis but also, given its higher than average carbon exposure as one of the largest GHG emitters in the country, the very long investment lead times to migrating electric power generation, and the decades-long lives of generation assets, should demonstrate leadership by adopting a business plan explicitly incorporating this scenario.

3.	Southern has inadequate disclosure on its strategy for aligning its business with a carbon-constrained world.

Despite the fact that a substantially similar proposal received support from 34% of shareholders last year, the company and the Board have not taken steps to address the concerns.

Southern’s current disclosure does not meet the request of the resolution because: 1) it does not work backwards from 2050 to show how the IEA target will be met; 2) it does not adequately assess the risks and opportunities associated with the 2°C scenario; and 3) it does not present a clear strategy for business model innovation in the light of these risks and opportunities including setting long-term goals for emissions reductions and using an internal carbon price to inform decision making.

Southern does not report to CDP and instead produces its own 2016 “Carbon Disclosure Report” which lacks material information that would allow investors to efficiently and effectively compare performance against peers. The TCFD Supplemental Guidance for the Energy Group recommends that companies disclose “metrics that support their scenario analysis and strategic planning process and that are used to monitor the organization’s business environment from a strategic and risk management perspective.”12 Disclosure on how the governance of the company, including incentives, are aligned with the transition are essential to understanding how thoroughly integrated these steps are to the overall management and long-term future of this business model.

In its Opposition Statement, Southern points to past reductions in the company’s overall carbon emissions, cites acquisitions, and projects short-term future reductions;  however, without further detail about how the company plans to reduce emissions over the long term and in line with the 2˚C objective of the Paris Agreement, it falls short of the analysis and disclosure requested.

Shareholders are therefore unable to sufficiently assess how Southern Company factors climate risk into financial decisions without the context of strategic goals and milestones to achieve meaningful GHG reduction in line with the 2°C target.
Southern reports that the company conducts scenario analysis internally and has a robust resource planning process, but does not disclose this, failing to share what scenarios are tested or how this analysis is incorporated into strategic business decisions.

Southern Company’s 2016 “Carbon Disclosure Report” notes existing business activities that contribute to a lower-carbon portfolio, but fails to acknowledge the risks climate change presents to the company, its shareholders, society, and the planet. Instead, their 2016 Carbon Disclosure Report only includes a “Climate Change Policy Statement” that lacks any clear commitments to climate change mitigation or even reference to the globally accepted 2˚C goal.

Proponents seek greater transparency about how Southern Company’s board of directors, management council, and executive officers oversee climate risk and how state regulators are engaged on the low-carbon transition. In fact, recent statements by CEO Tom Fanning stating that CO2 is not a primary contributor to climate change13 raise concern that Southern leadership may not adequately acknowledge the connection of its business to climate change and therefore presents serious concerns about the company’s long-term strategy to adjust its business plan. It is therefore essential that to be credible, disclosure and planning must recognize the findings of the scientific community in the IPCC report and align to 2°C.

Considerations of climate risk are not at odds with the objective of providing energy at lowest cost to customers within regulated states, particularly given the long-term risks of climate change and the fact that the social and environmental costs of carbon-intensive generation would bring to light the long-term cost savings of clean energy generation. A 2016 ranking of utilities indicates that Southern Company spends a substantial amount on lobbying and political spending, while it does not disclose its public policy positions.14 Alignment of all of these factors with the low carbon transition is essential for a meaningful business plan in this carbon intensive industry.

4.	Southern’s current approach to reducing GHG emissions, including major capital investments, may entail material financial risks.

In assessing Southern’s acquisitions and capital expenditures, investors need to know: 1) why these particular strategies to lower carbon intensity have been pursued; 2) the underlying economic and environmental assumptions that are the basis for future strategies; and 3) and how the company’s planning takes into account the disruptive challenges of longer-term forces including public policy goals to improve energy efficiency, promote clean energy production, increase vehicle electrification, and reduce environmental emissions.

In its efforts to develop a full portfolio of energy resources, Southern Company’s current low-carbon business activities are largely attributed to major capital investments in low-carbon projects, such as the Kemper “Clean Coal” Plant15, or in other acquisitions, such as that of PowerSecure International. While steps to diversify are welcome, investors lack information to evaluate these capital expenditures as part of a broader strategy to reduce emissions, and consider trade-offs between different approaches, such as cost, emissions reduction potential, underlying assumptions, and impacts on reliability and safety, or information to help investors determine the potential range of projected revenues associated with various scenarios.

Southern’s investment in Kemper presents serious material financial risks to the company due to the project’s significant cost overruns and delays – it is now up to three years behind schedule. Kemper’s construction costs have reached $7.2 billion to date, grossly exceeding the original cost cap of $2.88 billion.16 Mississippi Power customers will likely face significant rate increases to cover the costs. The plant may not even be able to run profitably using the “clean coal technology” that was anticipated to deliver climate benefits. The majority of the cost overruns were attributed to fitting the plant to run on “clean coal”, and it is estimated that a natural gas plant of similar generating capacity may have only cost $500 million to build.17 The company currently faces a class action lawsuit alleging that shareholders were misled about the risks of investing in Kemper.18

A 2°C business plan and scenario analysis would allow investors to weigh the various factors of each investment, including possible ranges of cost of key inputs, assumptions related to future demand, regulation of carbon, and feasibility of new technology. Shareholders seek greater transparency from Southern Company through improved disclosure of climate-related risks and opportunities to prevent future investment in projects with such excessive costs and delays.

In addition, Southern’s investment in Georgia Power’s Plant Vogtle nuclear reactors also presents significant financial risks to the company, given the project finance concerns that have recently come to light. The plant is currently over budget by roughly $1 billion and three years behind schedule. Toshiba-owned Westinghouse Electric Company, the company responsible for designing and building the Vogtle nuclear reactors, recently filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.19 Southern Company noted that “The Contractor’s bankruptcy filing is expected to have a material impact on the construction of Plant Vogtle Units 3 and 4 and could have a material impact on Southern Company’s financial statements; however, the ultimate outcome of these matters cannot be determined at this time.”20 Georgia Power has entered into an Interim Agreement for the ongoing work and may face even greater delays and cost overruns as they are forced to secure new contracts and absorb costs which may not covered by Toshiba and Westinghouse.21 The financial viability of building new nuclear plants as the economy shifts to favor low-carbon generation emerges as a greater theme of the Plant Vogtle project financing concerns.

Aside from these major capital investments, Southern’s individual state-regulated utility companies do have some low-carbon generating capacity, but these individual low-carbon business activities do not reflect of a broader strategic vision for alignment to the 2°C scenario. True business model transformation requires the retiring of significant carbon-intensive assets in addition to acquiring smaller low-carbon assets. Proponents strongly encourage Southern Company to share its business plan for aligning with a 2°C scenario to demonstrate how it anticipates its business model will be sustainable in the long-term.

5.	The disclosure requested here is reasonable and Southern is lagging behind peers and its investors.

Failure to meet investor expectations for forward-looking, strategic disclosure of climate risk has positioned the company as a laggard when peers are moving in the right direction towards scenario analysis and more robust climate-related disclosures. Electric utilities such as NRG, Xcel Energy, and Enel have all committed to set GHG emissions reduction targets that demonstrate alignment to the 2°C scenario. AGL, an Australian utility, responded to a similar shareholder resolution by committing to alignment of its portfolio and planning to the 2°C target. AEP announced plans to retire remaining coal plants and expand renewable energy projects by 2030, demonstrating business model innovation with the low-carbon transition in mind. As peer companies continue to respond to growing investor expectations for a 2°C scenario analysis, Southern Company will need to adjust its strategy in order to remain competitive in a low-carbon economy.

Many of Southern’s biggest investors have made significant shifts in their assessment of climate risk in their portfolios, reflected through their investment decision making, engagement with management, and proxy voting. In March 2017 Blackrock stated that “Climate risk awareness and engagement has advanced over the past several years and just as our thinking on climate risk continues to evolve, we believe that companies are also increasingly more aware of its business relevance. Climate risk will be one of the key engagement themes that the Investment Stewardship team will prioritize in 2017 and the team’s recent work on this issue and its engagement and contributions to external initiatives such as the TCFD will inform our assessment of shareholder proposals on the topic.”22

Conclusion

In the absence of strategic disclosure around 2˚C scenario planning, investors are unable to evaluate how each of the investments made fits within broader plans to address the risks and opportunities of operating a 21st Century electric utility and the likelihood that these investments will produce a return on investment higher than the cost of capital. Investors need to understand how capital investment will impact shareholder value and the assumptions embedded in these decisions.  Furthermore, investors can evaluate capital spending as part of a broader strategy to reduce emissions, and consider trade-offs between different approaches, such as cost, emission reduction potential, and impacts on reliability and safety.

Proponents of the resolution urge investors to vote in favor of Item 6 at Southern Company because:

1.	Southern faces regulatory, business and financial risk from climate change and the low-carbon transition and its future competitiveness is dependent on its ability to effectively adapt;
2.	Disclosure of the business plan consistent with a 2°C scenario would enable investors to better understand how Southern will adapt its business model; and
3.	Southern Company’s current disclosure is inadequate to assess its business strategy for alignment with 2˚C.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER.  PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Southern Company Item #6 Regarding Report on Strategy for International Energy Agency 2°C Scenario, please contact Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org

1 Lead Filer: Sisters of St. Dominic of Caldwell, NJ; Co-filers: Adrian Dominican Sisters, American Baptist Home Mission Society, Benedictine Sisters of Virginia, Everence Financial,  Sierra Club Funds,  Mercy Investment Services, Trinity Health, Vermont Pension Investment Committee.
2 Ceres Benchmarking Emissions Report, May 2016, p. 26.
3Southern Company 10K, February 22, 2017, http://d18rn0p25nwr6d.cloudfront.net/CIK-0000092122/baf495d5-5c62-4273-943b-424e77446dbc.pdf
4Southern Company 10K, February 22, 2017.
5 Energy Technology Perspectives 2015, https://www.iea.org/publications/freepublications/publication/EnergyTechnologyPerspectives2015ExecutiveSummaryEnglishversion.pdf at 3.
6 Southern Company 10K, February 22, 2017.
7http://mneguidelines.oecd.org/RBC-for-Institutional-Investors.pdf - note that investors are now expected, as part of their “business relationships” to use their leverage with companies they invest in to influence those investee companies to prevent or mitigate adverse impacts.
8http://www3.weforum.org/docs/WEF_Renewable_Infrastructure_Investment_Handbook.pdf
9 https://www.fsb-tcfd.org/publications/recommendations-report/

10 In 2017 resolutions were filed with AES, Ameren, Dominion, DTE, Duke, FirstEnergy, PNM Resources, PPL Corporation, Southern.
11 Moody’s To Analyse Carbon Transition Risk Based On Emissions Reduction Scenario Consistent with Paris Agreement, June 28, 2016, available at: https://www.eenews.net/assets/2016/06/29/document_cw_01.pdf.
12 Suggested energy metrics from TCFD Annex p 57 (see Table 2 p 57 for more detail)
13 http://finance.yahoo.com/video/southern-companys-ceo-doesnt-see-155800788.html
14 The Top 25 U.S. Electric Utilities: Climate Change, Corporate Governance and Politics Prepared by the Sustainable Investments Institute for the Investor Responsibility Research Center Institute.
15 Investigative reporting by the New York Times highlights that the economic viability of “clean coal” for reducing CO2 emissions remains controversial. https://www.nytimes.com/2016/07/05/science/kemper-coal-mississippi.html?_r=0 Accessed April 6, 2017
16 Southern Company 8K, April 3, 2017 http://d18rn0p25nwr6d.cloudfront.net/CIK-0000092122/d05faebb-70f4-4370-950b-a2c4a02ac6a0.pdf
17https://www.desmogblog.com/2017/02/27/southern-company-says-its-delayed-kemper-power-plant-not-viable-coal-plant
18Monroe County Employees' Retirement System v. The Southern Company et al. http://www.utilitydive.com/news/southern-co-faces-shareholder-lawsuit-for-kemper-project-delays-and-cost-o/434766/
19 https://www.nytimes.com/2017/03/29/business/westinghouse-toshiba-nuclear-bankruptcy.html?_r=0
20 Southern Company 8K, March 29, 2017, http://d18rn0p25nwr6d.cloudfront.net/CIK-0000092122/0db6b70d-2c13-4c81-85fb-edb32f2891ce.pdf
21 Id.
22 https://www.blackrock.com/corporate/en-us/literature/market-commentary/how-blackrock-investment-stewardship-engages-on-climate-risk-march2017.pdf